10026760

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FEB 22 2010

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PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-27911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kaufman & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Federal Street
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sumner Kaufman 617-426-0444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Starr, Finer, Starr LLP
(Name – *if individual, state last, first, middle name*)

1280 Soldiers Field Road (Address) Boston (City) MA (State) 02135 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/5/2010

OATH OR AFFIRMATION

I, Sumner Kaufman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kaufman & Company, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAUFMAN & COMPANY, LLC

BALANCE SHEETS

DECEMBER 31, 2009 and 2008

KAUFMAN & COMPANY, LLC

DECEMBER 31, 2009 AND 2008

TABLE OF CONTENTS

STARR, FINER, STARR LLP
CERTIFIED PUBLIC ACCOUNTANTS
1280 SOLDIERS FIELD ROAD
BOSTON, MASS. 02135-1096

SHERMAN H. STARR, C.P.A.
ARTHUR G. GOLDSTEIN, C.P.A.
HARVEY SEGALOFF, C.P.A.
LOUIS J. KATES, C.P.A.

TELEPHONE: (617) 783-2500
(800) 783-9851
TELECOPIER: (617) 782-5954
www.starrllp.com

INDEPENDENT AUDITOR'S REPORT

Members
Kaufman & Company, LLC

We have audited the accompanying balance sheets of Kaufman & Company, LLC as of December 31, 2009 and 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of Kaufman & Company, LLC as of December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

STARR, FINER, STARR LLP

Starr Finer Starr LLP

Boston, Massachusetts
February 15, 2010

KAUFMAN & COMPANY, LLC

Balance Sheets as of December 31,

	2009	2008
ASSETS		
CURRENT:		
Cash	$ 50,243	$ 169,521
Accounts Receivable-Trade	6,289	15,037
Prepaid Expenses	1,166	13,035
Total Current Assets	57,698	197,593
PROPERTY AND EQUIPMENT, at Cost	96,341	123,694
Accumulated Depreciation	69,339	94,054
	27,002	29,640
OTHER:		
Restricted Cash (NOTE C)	22,371	21,960
	$ 107,071	$ 249,193
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Current:		
Accounts Payable	$ 7,321	$ 1,612
Other Accruals	36,597	38,783
Total Current Liabilities	43,918	40,395
MEMBERS' EQUITY	63,153	208,798
	$ 107,071	$ 249,193

COMMITMENTS AND CONTINGENCIES (NOTE D)

(Reference is made to the accompanying notes)

KAUFMAN & COMPANY, LLC

Notes to the Balance Sheets as of December 31, 2009 and 2008

NOTE A - NATURE OF ORGANIZATION

Kaufman & Company, LLC, is a Massachusetts registered broker-dealer offering financial advisory services primarily in connection with arranging private placements, mergers and acquisitions.

In accordance with the operating agreement, the Company shall continue in existence until December 31, 2053 unless dissolved sooner.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable. Management has elected to record bad debts using the direct write-off method. Accounting principles generally accepted in the United States of America require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed.

Property and Equipment. The cost and estimated service lives used in computing depreciation are as follows:

	SERVICE YEARS	2009	2008
Furniture and Fixtures	5-7	$ 29,048	$ 56,401
Automobile	5	67,293	67,293
		$ 96,341	$123,694

Depreciation and amortization have been computed on straight line and accelerated methods.

During 2009, cost of fully depreciated furniture and fixtures totaling $27,353 and the accumulated depreciation applicable thereto have been eliminated from the accounts.

Income Taxes. No provision has been made for Federal or state taxes as the net income or loss flows through to the members.

Retirement Plan.

Profit Sharing Plan - The Company sponsors a profit sharing plan and makes annual contributions, dependent upon profits and at the discretion of management, to the trustee of the profit sharing trust to provide funds with which to pay benefits to employees at retirement.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising. The Company charges advertising costs to operations when incurred.

Concentration of Credit Risk. The Company maintains its cash account in one financial institution. At times, the balance may exceed federally insured limits. The Company has not experienced any loss in such account.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE C - RESTRICTED CASH

Represents cash used as collateral for an irrevocable standby letter of credit issued by the Company's bank naming the owner of the Company's office facility as beneficiary of a security deposit of $19,608.

NOTE D - NOTE D - COMMITMENTS AND CONTINGENCIES

The Company is obligated under a lease agreement for office space expiring September 2011. Provisions of the lease agreement include: (1) payment of certain operating costs and real estate taxes and (2) a single three year option to extend the lease. Annual minimum future rental payments under the noncancellable lease agreement are as follows:

YEAR	AMOUNT
2010	$ 123,100
2011	93,700
	$ 216,800

NOTE E - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 15,2010 the date on which the financial statements were available to be issued.

JOHNSON, HARBAND, FOSTER & DARLING, CPAs
Certified Public Accountants
15200 Sunset Boulevard, Suite 203
Pacific Palisades, CA 90272
Tel: (310) 454-6545 Fax: (310) 459-5497
Email: jhfd@jhfd.com

JAY FOSTER, CPA
STEVEN B. DARLING, CPA, CFP
BRUCE B. DICKIESON, CPA

EMERITI
CLYDE W. JOHNSON, CPA
(1913 - 2006)
PAUL HARBAND, CPA
(1926 - 1991)

Report of Independent Accountant

To the Board of Directors of Kaufman + Bernstein, Inc.:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Advisers Act of 1940, that Kaufman + Bernstein, Inc. (the "Company") complied with certain provisions of rules 204-2(b) and 206(4)-2 of the Investment Advisers Act of 1940 as of and during the period ended June 30, 2009. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the attestation standards issued by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures was a review of correspondence with selected custodians to ensure those custodians had been instructed by the Company to provide directly to the clients copies of the custodians' statements on at least a quarterly basis.

Additionally, for those client funds and securities not covered by statements sent directly from the qualified custodian, included among our procedures were the following tests performed as of June 30, 2009:

a. Direct confirmation of all cash and securities held by City National Bank; City National Securities; Waterline Partners; RNC Genter Capital Management; Wasatch Advisors Funds, Inc. (held at Charles Schwab); Columbus Pacific Properties; and Alpine Associates (also held at Charles Schwab) in the name of the Company as agent or trustee for clients. We received confirmation replies from all the above Custodians and no exceptions were noted;

b. Reconciliation of all such cash and securities to books and records of client accounts maintained by the Company;

./.

c. Confirmation with all clients of the valuation of their assets held by the Company on behalf of such clients. We received confirmation replies from all the clients and no exceptions were noted.

d. Confirmation with the one client account that was closed. We received a confirmation reply from that client and no exceptions were noted.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Kaufman + Bernstein, Inc. complied with the requirements of subparagraph (1) of rule 206(4)-2(a) under the Investment Advisers Act of 1940 as of June 30, 2009, and has complied with rule 204-2(b) and the requirements of subparagraphs (2) and (3) of rule 206(4)-2(a) under the Investment Advisers Act of 1940 for the period from April 30, 2008 through June 30, 2009, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and Board of Directors of Kaufman + Bernstein, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Johnson, Harband, Foster & Darling

JOHNSON, HARBAND, FOSTER & DARLING, CPAs
Pacific Palisades, CA 90272

January 21, 2010

KAUFMAN & COMPANY, LLC

BALANCE SHEETS

DECEMBER 31, 2009 and 2008

STARR, FINER, STARR LLP
CERTIFIED PUBLIC ACCOUNTANTS
1280 SOLDIERS FIELD ROAD
BOSTON, MASS. 02135-1096